09056146

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-51935

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Safra Securities Corporation and Subsidiary

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

546 Fifth Avenue
(No. and Street)

New York (City) New York (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle Hui (212) 704-7608
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name-if individual, state last, first, middle name)

2 World Financial Center (Address) New York (City) NY (State) 10281-1414 (Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
103

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

We, Michelle Hui and Carlos Bertaco, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to Safra Securities Corporation and subsidiary (collectively, the "Company") for the year ended December 31, 2008, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

2/26/09

Financial & Operations Principal Date

2/26/09

Director Date

State of New York
County of New York

Subscribed and sworn to
before me
this 26th day of February, 2009

Notary Public

KAREN DA-IN CHANG
Notary Public, State of New York
No. 01CH5004133
Qualified in Queens County
Certificate Filed in New York County
My Commission Expires Nov. 9, 2010

SAFRA SECURITIES CORPORATION AND SUBSIDIARY
(SEC. I.D. No. 8-51935)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2008
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Safra Securities Corporation:

We have audited the consolidated statement of financial condition of Safra Securities Corporation and subsidiary (collectively, the "Company"), as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2009

SAFRA SECURITIES CORPORATION & SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$28,254,610
Securities owned, at fair value	18,397,339
Due from clearing organization and other broker	14,969,441
Tax receivable from Parent	1,088,478
Advance receivable from employees	1,363,686
Other assets	1,149,659
TOTAL	$65,223,213

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Securities sold, not yet purchased, at fair value	$ 2,673,718
Due to affiliate	911,449
Accrued bonuses	375,000
Accrued expenses and other liabilities	937,086
Total liabilities	4,897,253
MINORITY INTEREST	3,425,067
STOCKHOLDER'S EQUITY:	
Common stock (10,000 shares authorized — at par value $0.01 per share; 1,000 shares outstanding)	10
Additional paid-in capital	28,401,845
Retained earnings	28,499,038
Total stockholder's equity	56,900,893
TOTAL	$65,223,213

See notes to consolidated statement of financial condition.

1. ORGANIZATION AND NATURE OF OPERATIONS

Safra Securities Corporation ("SSC") was incorporated in Delaware on May 3, 1999. SSC is a fully disclosed broker/dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). SSC's business includes providing foreign and domestic securities brokerage services to its customer. SSC also conducts proprietary trading primarily in Latin American emerging market securities and invests in a hedge fund which is consolidated in the accompanying consolidated financial statements in accordance with Financial Accounting Standards Board's ("FASB") revised Interpretation No. 46, *Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin. No. 51* ("FIN 46R"), see footnote 2. All of SSC's brokerage and trading activities are cleared through a third party on a fully disclosed basis.

SSC has executed a Proprietary Accounts of Introducing Brokers (PAIB) Agreement with its clearing broker, Pershing LLC ("Pershing"). SSC clears all transactions on a fully disclosed basis through Pershing, a United States registered broker-dealer. Pershing takes custody of the funds or securities of SSC's customer. In the event that a customer of SSC fails to perform on their obligations, such obligations are the responsibility of SSC. SSC has a cash security deposit of $100,392 with Pershing at December 31, 2008.

SSC was a wholly owned subsidiary of Safra National Bank of New York (the "Bank") since July 1, 2001. On March 29, 2005, the Bank paid a Dividend in Kind of 100% of the outstanding shares of SSC to Safra New York Corporation (the "Parent"), a United States financial holding company pursuant to the Bank Holding Company Act. Accordingly, SSC became a wholly owned subsidiary of the Parent. The Bank remains as an affiliate of SSC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — SSC maintains its accounts and prepares its consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America (hereinafter referred to as "generally accepted accounting principles"). This consolidated statement of financial condition includes the accounts of SSC and a variable interest entity ("VIE") of which SSC is the primary beneficiary (collectively, the "Company").

In December, 2003, Financial Accounting Standards Board ("FASB") issued FIN 46R. In general, a VIE is a corporation, partnership, limited liability companies, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of at risk equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

A controlling financial interest in a VIE is present when an enterprise has a variable interest, or a combination of variable interests, that will absorb a majority of the VIE's expected losses, receive a majority of the VIE's expected residual returns, or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. Management of SSC believes that

Premium Strategies Fund Ltd. SAC – Meta Value Preferred Shares ("Meta"), owned 74% by SSC at December 31, 2008, is a VIE and SSC is the primary beneficiary of Meta. Due to this determination, SSC has consolidated Meta in its consolidated statement of financial condition.

Meta is a segregated account of Premium Strategies Fund Ltd. SAC, which is an open-end investment fund incorporated under the laws of the Commonwealth of the Bahamas. Each preferred share represents interests in each segregated account which has different investment objective and strategy. The investment object and strategy of Meta is to achieve superior capital appreciation while trying to minimize risk and correlation with equity markets by investing its assets over time, both long and short, on a global basis. At December 31, 2008, the net assets value of Meta is approximately $13,302,000.

The accompanying consolidated financial statement includes 100% of Meta's assets and liabilities, with the interests not owned by SSC reflected as "minority interests". All significant inter-company transactions and balances have been eliminated, if any.

Use of Estimates in the Preparation of Consolidated Statement of Financial Condition — The preparation of the consolidated statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the consolidated statement of financial condition and related disclosures. Management believes that the estimates utilized in the preparation of the consolidated statement of financial condition are prudent and reasonable based on the best available information. Actual results could be materially different from those estimates.

Cash and Cash Equivalents — The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days.

Derivative Financial Instruments — From time to time, the Company uses derivative financial instruments, principally currency forwards, to economically hedge trading instruments, which are carried at fair value. Fair values for exchange-traded derivatives are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. Factors taken into consideration include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

The Company does not apply hedge accounting as defined in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*.

Fair values of foreign exchange forward contracts, if any, are included in securities owned, at fair value, in the consolidated statement of financial condition.

Translation of Foreign Currencies — Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Income Taxes — SSC's results of operations are included in the Parent's federal tax returns. Pursuant to a tax sharing agreement, SSC computes its income taxes on a separate company basis. The accrued federal income taxes and federal income taxes payable balances in the accompanying consolidated statement of financial condition include taxes reimbursable to or from the Parent. State and local taxes are computed on a separate company basis and are payable to the relevant taxing authorities.

Deferred income taxes are provided for the temporary difference between the financial reporting basis and tax basis of SSC's assets and liabilities. Deferred taxes result principally from the net unrealized

gains/losses of securities which are currently not taxable/deductible for tax purposes, but have been recognized in the consolidated statement of financial condition.

Uncertain tax positions are evaluated in accordance with FASB Statement No. 5, *Accounting for Contingencies* ("SFAS 5"). SFAS 5 requires SSC to record a liability for an estimated contingent loss if the information available indicates that it is probable that there is tax liability incurred at the date of the consolidated statement of financial condition, and the amount of the tax liability can be reasonable estimated.

Fair Value of Financial Instruments — In September, 2006, FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements* ("SFAS No. 157'), which offers enhanced guidance for using fair value to measure assets and liabilities. It provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities.

It defines the fair value of a financial instrument as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Instruments that the Company owns (long positions) are marked to bid prices, and instruments that the Company has sold, but not yet purchased (short positions), are marked to offer prices. Fair value measurements do not include transaction costs. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three broad levels of the fair value hierarchy under SFAS No. 157 are described below:

Basis of Fair Value Measurements

Level 1 inputs: unadjusted quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 inputs: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs: unobservable inputs for the asset or liability rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company adopted the provisions of SFAS No. 157 effective January 1, 2008.

SFAS No. 107, *Disclosure about Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments, for which it is practicable to estimate the value, whether or not recognized on the consolidated statement of financial condition. As a registered broker-dealer, securities owned and securities sold, not yet purchased, if any, are already recorded at fair value. The fair value of all other financial assets and liabilities, such as cash and cash equivalents, is considered to approximate the recorded value, due to the short-term nature of the financial instruments.

Recently Issued Accounting Pronouncements — In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's

financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. On December 30, 2008, the FASB issued FSP FIN 48-3, which defers the effective date of adoption of FIN 48 for certain non-public enterprises by another year. FIN48 will be effective for the Company for the years ending December 31, 2009. SSC is currently assessing the impact of adoption on its consolidated statement of financial condition.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* including an amendment of FASB Statement No. 115 ("SFAS No. 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value, using an instrument-by-instrument election. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007 and applies to all entities; however, most of the provisions only apply to entities that elect the fair value option. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157. The Company adopted the provisions of SFAS No. 159 effective January 1, 2008 and did not elect the fair value option for any SFAS No. 159 for any of its financial instruments.

In December 2007, the FASB issued SFAS No. 160, *Non-controlling Interests in Consolidated Financial Statements-an amendment of ARB No. 51* ("SFAS No. 160"). SFAS No. 160 requires non-controlling interests in subsidiaries (formerly known as "minority interests") initially to be measured at fair value and classified as a separate component of equity. Under SFAS No. 160, gains or losses on sales of non-controlling interests in subsidiaries are not recognized; instead, sales of non-controlling interests are accounted for as equity transactions. However, in a sale of a subsidiary's shares that results in the deconsolidation of the subsidiary, a gain or loss is recognized for the difference between the proceeds of that sale and the carrying amount of the interest sold and a new fair value basis is established for any remaining ownership interest. SFAS No. 160 is effective for SSC beginning in 2009; earlier application is prohibited. SFAS No. 160 is required to be adopted prospectively, with the exception of certain presentation and disclosure requirements (e.g., reclassifying non-controlling interests to appear in equity), which are required to be adopted retrospectively. The adoption of SFAS No. 160 is not expected to have a material impact on the consolidated statement of financial condition.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* ("SFAS No. 162"). This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). SFAS No. 162 is effective 60 days following the Securities Exchange Commission's ("SEC") approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, *The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles*. The adoption of SFAS No.162 is not expected to have a material impact on the consolidated statement of financial condition.

In January 2009, the FASB issued FSP EITF 99-20-1, *Amendments to the Impairment Guidance of EITF Issue No. 99-20* ("FSP EITF 99-20-1"), which eliminates the requirement that the holder's best estimate of cash flows be based upon those that a "market participant" would use. FSP EITF 99-20-1 was amended to require recognition of other-than-temporary impairment when it is "probable" that there has been an adverse change in the holder's best estimate of cash flows from the cash flows previously projected. This amendment aligns the impairment guidance under EITF 99-20, *Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets,* with the guidance in SFAS No. 115. FSP EITF 99-

20-1 retains and re-emphasizes the other-than-temporary impairment guidance and disclosures in pre-existing GAAP and SEC requirements. FSP EITF 99-20-1 is effective for interim and annual reporting periods ending after December 15, 2008. FSP EITF 99-20-1 did not have a material impact on the consolidated statement of financial condition.

3. CASH AND CASH EQUIVALENTS

SSC maintains a demand deposit account at the Bank and a money market account at a depository institution of $48,040 and $6,000, respectively, at December 31, 2008.

SSC has a concentration in excess of 10% of its total cash and cash equivalents in an overnight placement with the Bank in the amount of $28,200,157.

4. RELATED-PARTY TRANSACTIONS

SSC functions as an introducing broker for its only customer, the Bank.

SSC had noninterest-bearing cash at the Bank of $48,040 and an overnight placement at the Bank of $28,200,157 at December 31, 2008, which are included in cash and cash equivalents in accompanying consolidated statement of financial condition. SSC had a tax receivable from the Parent of $1,088,478 at December 31, 2008. SSC owns a corporate debt security issued by an affiliate at fair value of $1,500,000.

5. FAIR VALUE MEASUREMENT

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. See Note 2 for a further discussion of this hierarchy.

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008

	Financial Assets at Fair Value as of December 31, 2008 (on a Recurring Basis)			
	Level 1	Level 2	Level 3	Total
ASSETS				
Securities owned at fair value:				
U.S. Government Obligations	$ 12,313,569	$ -	$ -	$ 12,313,569
Equities	4,248,970	-	-	4,248,970
Corporate and Sovereign Debts	-	-	1,500,000	1,500,000
Credit Linked Notes	-	-	334,800	334,800
Total securities owned at fair value	$ 16,562,539	$ -	$ 1,834,800	$ 18,397,339
LIABILITIES				
Securities sold, not yet purchased, at fair value:				
Equities	$ 2,673,718	$ -	$ -	$ 2,673,718
Total securities sold, not yet purchased at fair value	$ 2,673,718	$ -	$ -	$ 2,673,718

6. INCOME TAXES

At December 31, 2008, SSC had a net deferred tax asset of $466,587, primarily related to unrealized gains and losses of securities owned.

Pursuant to a tax sharing agreement, SSC reimburses the Parent for all federal income taxes payable. At December 31, 2008, the SSC had a current tax receivable from the Parent of $1,088,478. SSC remits all payments to the Parent. The tax sharing agreement allocates current and deferred taxes to the members of the group as if each member were a separate tax payer. SSC believes the method for allocating income tax expense, pursuant to their tax-sharing agreement is systematic, rational, and consistent with the broad principles of SFAS No. 109, *Accounting for Income Taxes*.

SSC in the ordinary course of business enters into certain transactions that have tax consequences. From time to time, tax authorities question and/or challenge the tax position taken by SSC with respect to those transactions.

Based on current knowledge and probability assessment of various potential outcomes, management of SSC believes that the current tax reserve determined in accordance with SFAS 5 is adequate to cover the above matters and the amount of any incremental liability arising from these matters is not expected to have a material adverse effect on the Company's consolidated statement of financial condition.

Probabilities and outcomes are reviewed as events unfold, and adjustments to the reserves are made when necessary.

7. EMPLOYEE BENEFIT PLANS

The Bank has a 401(k) profit sharing plan that covers all eligible employees of SSC who have attained the age and service requirements, as defined in the plan. Eligible employees are immediately vested.

8. CONCENTRATION RISK

The Bank is SSC's only customer. Balances resulting from SSC's brokerage and trading activities are maintained at the clearing broker.

9. NET CAPITAL REQUIREMENT

SSC is subject to the Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, SSC had net capital of $12,569,266 which was $12,421,031 in excess of its required net capital of $148,235. SSC's ratio of aggregate indebtedness to net capital was .18 to 1.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 26, 2009

Safra Securities Corporation
546 Fifth Avenue
New York, NY 10036

In planning and performing our audits of the consolidated financial statements of Safra Securities Corporation and subsidiary (collectively, the "Company"), as of and for the years ended December 31, 2008 (on which we issued our report dated February 26, 2009 and such report expressed an unqualified opinion on those consolidated financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of consolidated financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP